Exhibit 28.1

                                                     FOR IMMEDIATE RELEASE
                                                     JULY 18, 1997
                                                     FOR ADDITIONAL INFORMATION
                                                     CONTACT: DARRELL E. BLOCKER
                                                     SR VICE PRESIDENT, CFO
                                                     (219) 356-3311



                         NORTHEAST INDIANA BANCORP, INC.
                       ANNOUNCES STOCK REPURCHASE PROGRAM

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. announced its intention today to repurchase up to 10% or 176,273 shares of its outstanding shares in the open market over the next twelve months. These shares will be purchased at prevailing market prices from time to time over a twelve month period depending upon market conditions.

Stephen E. Zahn, President of the Company, indicated that the Board of Directors approved the repurchase program in the continued view of the current price level of the Company's common stock and the strong capital position of the Company's subsidiary, First Federal Savings Bank. Mr. Zahn stated that "we continue to be of the opinion that the repurchase of our shares represents an attractive investment opportunity which will benefit the Company and our stockholders. The repurchased shares will become treasury shares and will be used for general corporate purposes, including the issuance of shares in connection with grants and awards under the company's stock based benefit plans."

Over the past three months, the shares traded between $12.50 and $16.00 and closed at $14.75 on June 30, 1997. At June 30, 1997, the Company had $176.3 million in assets and stockholders' equity of $26.8 million. As of today the Company has 1,762,727 shares outstanding.

The Company's stock is traded on the Nasdaq National Market under the symbol "NEIB".